

September 26, 2014

Via E-mail
Daniel K. Borgen
Chief Executive Officer and President
USD Partners LP
811 Main Street, Suite 2800
Houston, TX 77002

     Re: **USD Partners LP**
            Amendment No. 1
            Registration Statement on Form S-1
            Filed September 22, 2014
            File No. 333-198500

Dear Mr. Borgen:

We have reviewed your response to our September 12, 2014 comment letter and have the following comments.

Overview, page 2

1. We note the disclosure that the approval of Energy Capital Partners is required for the sales or acquisitions of any assets by USD or its subsidiaries, including you. In an appropriate place in the document, please quantify those thresholds as they may apply to you, to the extent practicable.

Risk Factors, page 28

We may choose to conduct, page 59

2. We note the disclosure here that you are seeking a ruling from the IRS and that Latham is unable to opine as to the qualifying nature of the income generated by certain portions of your business related to the railcar fleet services. Please update us as to the status of this IRS request. It does appear however that Latham has opined on this under "Partnership Status," at page 193. Please revise for consistency or advise.

Energy Capital Partners' Right to Sell, page 152

3. Please briefly disclose Energy Capital Partners' right to sell USD or its interests in USD, as discussed here, in the summary as well.

You may contact Claire Erlanger at 202-551-3301 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor